Exhibit 99.4

Talking Points/Information Sheet — Senior Management

Strategic Rationale

•	The global job landscape continues to evolve in not only how people and jobs connect, but where. Technological innovations, always-on customers and the multitude of choices available to them, have exponentially increased the number of HR technology and digital players.

•	Monster is a natural complement to our suite of sourcing, onboarding and talent management services, enhancing our ability to serve clients globally.

•	With the addition of Monster’s leading recruiting media, technologies, and platforms which connect people and jobs in more than 40 countries, Randstad intends to bring its tech & touch strategy to life and further expand its services to offer both clients and candidates tools for increased efficiency and engagement—ultimately connecting more people to more jobs.

•	This transaction is aligned with our core growth strategy designed to bring labor supply and demand closer together.

Process, Timing & Integration

•	This announcement is just the beginning. The transaction is subject to customary closing conditions. It will take some time to complete the acquisition and both Randstad and Monster management will be working side by side to ensure the process runs smoothly.

•	There are several shareholder and regulatory processes that must be followed before the transaction actually closes. We expect this to happen over the coming months.

•	Monster will operate as a separate and independent entity, continuing to service its customers.

Do’s & Don’ts

•	Both companies will act as separate legal entities until the transaction is officially closed. It is very important for everyone to operate business as usual with Randstad not exercising any control over Monster’s day to day operations. We need to ensure we continue to deliver service excellence to our clients and candidates.

•	Do read the additional guidance to be issued from the legal team on these issues.

•	Do not discuss any details with Monster employees about clients, candidates or conduct any joint meetings with customers or prospects. In addition, do not direct customers to do business with the other entity. Remember, it is important to operate business as usual.

If you are contacted by the press or analysts, please refer all inquiries to Randstad Public Relations:

Lesly Cardec

lesly.cardec@randstadusa.com

954-308-6302

About Monster

•	Monster is located in Weston (MA) and has 3,700 employees

•	The Company, together with its subsidiaries, provides online and mobile employment solutions in more than 40 countries

•	The Company connects employers with job seekers at all levels and provides searchable jobs and career management resources

•	Segments and services include: Careers NA & Careers International

•	Facilitate placement of job advertisements on the websites within the Monster network, access to the Monster network of online resume and social profile databases, recruitment media services and other career-related services

•	Provide online services to customers in a variety of industries throughout North America, Europe and the Asia-Pacific region

•	In June 2016, Monster acquired Jobr, a mobile job discovery app to further enhance its digital reach

•	Monster recently introduced a pay per click product offering in addition to its ‘duration’ job posting revenue and to secure future growth

Additional Information

This communication and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Monster’s common stock. The tender offer referenced in this communication has not commenced. Upon commencement of the tender offer, Randstad North America, Inc. and its wholly-owned subsidiary, Merlin Global Acquisition, Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents and, thereafter, Monster will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D9 with respect to the tender offer. Randstad, Merger Sub and Monster intend to mail documents to the shareholders of Monster. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND MONSTER SHAREHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Shareholders of Monster will be able to obtain a free copy of these documents (when they become available) and other documents filed by Monster, Randstad or Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov.

The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Monster’s common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub or Randstad.

Forward-Looking Statements

The statements included in this communication contain forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans,” “will,” “outlook” and similar expressions. Forward-looking statements are based on management’s current plans, estimates, assumptions and projections, speak only as of the date they are made and include without limitation statements regarding the planned completion of the tender offer and the merger, statements regarding the anticipated filings and approvals relating to the tender offer and the merger, statements regarding the expected completion of the tender offer and the merger and statements regarding the ability of Merger Sub to complete the tender offer and the merger considering the various closing conditions. Randstad undertakes no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Monster into Randstad; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed or to be filed with the SEC or the Amsterdam Stock Exchange.